PE 7-26-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 26, 2002

Siderca S.A.I.C.
Av. Leandro N. Alem, 1067
Buenos Aires, Argentina (1001)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Siderca´s press release announcement dividend payment.

Siderca
Tenaris Group

Press Release

Nigel Worsnop/Diego Ferrari
Siderca S.A.I.C.
(54) 11 4018-4083
www.siderca.com

Cesar Villavicencio
Citigate Dewe Rogerson
(212) 688-6840

Siderca announces dividend payment

Buenos Aires, July 26, 2002 - Siderca S.A.I.C. (New York Stock Exchange: SDT and Buenos Aires Stock Exchange: ERCA), a Tenaris Group company, announced today that its Board of Directors has determined the payment to its shareholders of a cash dividend of Argentine Pesos (ARP) 180 million - ARP0.18 per share (ARP1.8 per ADR). Shareholders may elect to receive their dividend in U.S. dollars through a check drawn on a U.S. bank or through payment to a designated U.S. bank account. The applicable exchange rate is ARP 3.65 per U.S. dollar, which is the bank selling rate offered by Banco de la Nación Argentina for converting Argentine pesos into U.S. dollars at the close of business on July 25, 2002. The dividend shall be paid by Siderca on August 5, 2002.

Shareholders wishing to exercise the option to receive their dividend in U.S. dollars must notify their intention by 5:00 p.m., Buenos Aires time, on August 2, 2002, in accordance with the procedures reported by Siderca to, and publicly available at, the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), (i) through their depositary agent for those shareholders whose shares are registered with Caja de Valores S.A.-ADR holders will be represented by JPMorgan Chase Bank who will exercise the option acting as their depositary agent- or (ii) by completing the appropriate form available at the offices of Santa Maria S.A.I.F., Siderca's registration agent (located at Avenida Eduardo Madero 940/42, Planta Baja, Capital Federal, Argentina), for those shareholders whose shares are registered at Santa María.

If the shareholder notice is not received by 5:00 p.m. Buenos Aires time on August 2, 2002, the dividend shall be paid in Argentine pesos.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siderca S.A.I.C.

By: ______________________________

Name: Horacio de las Carreras

Title: Secretary of the Board

Dated: July 26, 2002.